Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:32 02-Mar-07
Number	2766S

Tesco PLC
02 March 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 2nd of March 2007 it purchased from Goldman Sachs International 2,250,000 ordinary shares at an average price of 428.2085 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

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Regulatory Announcement

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RECEIVED
2007 MAR 13 A 11:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:32 01-Mar-07
Number	1798S

SUPPL

Tesco PLC
01 March 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 1st of March 2007 it purchased from Goldman Sachs International 3,000,000 ordinary shares at an average price of 426.6140 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

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RECEIVED

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:42 05-Mar-07
Number	3718S

SUPPL

Tesco PLC
05 March 2007

Tesco PLC
Tesco PLC – Transaction in Own Shares

Tesco PLC announces that on the 5th of March 2007 it purchased from Goldman Sachs International 1,635,000 ordinary shares at an average price of 424.2068 pence per share. The purchased shares will be cancelled.

Contact: J Lloyd
Company Secretary
Tesco PLC
Delmare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL
Tel: 01992 632222

END

END